VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers & Acquisitions

100 F Street, N.E.

Washington, D.C. 20549-6010

April 10, 2024

Attention:	Brian Soares
Christina Chalk

Re:	Xperi Inc.
PREC14A
Filed March 25, 2024
File No. 001-41486

Dear Mr. Soares and Ms. Chalk:

We respectfully set forth below our responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated in its letter addressed to Xperi Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”), dated April 1, 2024. For ease of reference, each of the Staff’s comments are reproduced below in bold and are followed by the Company’s responses.

Preliminary Proxy Statement on Schedule 14A filed March 25, 2024

Proposal 1 - Election of Directors, page 40

Staff Comment: 1. We note the disclosure about accessing information in Rubric's proxy statement generally that currently appears on pages 41-42 of your proxy statement. Please revise the last sentence on page 42 to clarify which party or parties you are referring to as "the applicable party."

Company Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised the last sentence on page 42 of the proxy statement to state that “Stockholders will be able to obtain, free of charge, copies of all proxy statements, any amendments or supplements thereto and any other documents (including the BLUE proxy card) when filed by the Company or Rubric Capital, as applicable, with the SEC in connection with the Annual Meeting at the SEC’s website (http://www.sec.gov)”.

Background of the Solicitation, page 49

Staff Comment: 2. Refer to your statement on page 50 that the "Lacey Unsolicited Acquisition Proposal created significant confusion among Xperi Corporation and TiVo stockholders". Please revise your disclosure to clarify what you mean by "significant confusion," to restate this as the Company's belief and to

Xperi Inc.

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2190 Gold St

San Jose, CA 95002

T +1. 408.519.9100

provide support for this assertion. In this regard, we note Xperi Corporation's press release dated February 23, 2020, stating that "Xperi will not be engaging in discussions with Metis Ventures and does not intend to make any further comment at this time."

Company Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised page 50 of the proxy statement to restate that this reflects the Company’s belief, and to state: “Nevertheless, in the ensuing months (including during the solicitation for approval of the Merger Agreement), the highly conditional and unfinanced Lacey Unsolicited Acquisition Proposal was the subject of many questions and frequent discussion between Xperi Corporation, on the one hand, and its stockholders and the proxy advisory firms, on the other. Our belief, based on those discussions, is that the Lacey Unsolicited Acquisition Proposal created significant confusion among Xperi Corporation and TiVo stockholders regarding their options and whether Metis Ventures would provide a viable alternative to acceptance of the Merger Agreement.”

Staff Comment: 3. Refer to your statement that "[f]rom 2015 to 2017, management of the Former Parent also met with certain other representatives of Rubric..." Please revise to clarify what entity you mean by referring to "Former Parent" in this sentence given that Xperi Holding Corporation, which you define as "Former Parent" in your disclosure, appears to have been formed as a result of the combination between Xperi Corporation and TiVo Corporation, which was completed in June 2020.

Company Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised page 50 of the proxy statement to refer to Tessera Technologies, Inc. and Xperi Corporation instead of Xperi Holding Corporation.

If I want to vote for one or both of the Rubric Nominees, can I use the BLUE proxy card?, page

56

Staff Comment: 4. Revise to explain why you "strongly recommend" that shareholders use the Company's proxy card, even if they want to vote for one or both of the Rubric Nominees.

Company Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised page 56 of the proxy statement to state: “We strongly recommend using the Company’s BLUE proxy card, as we are not responsible for the accuracy of any information provided by Rubric or any proposal contained in any proxy solicitation materials filed or disseminated by or on behalf of Rubric or any other statements that Rubric has made or may otherwise make. Additionally as further described below under “Can I change my vote after submitting my proxy?” voting on a white proxy card sent to you by Rubric is not the same as voting on the BLUE proxy card, because voting on Rubric’s white proxy card will revoke any BLUE proxy card form you may have previously submitted.”

How many votes are needed to approve each proposal and what is the effect of withhold votes,

abstentions and broker non-votes?, page 61

Staff Comment: 5. Please adjust the location of the footnote indicator for footnote (2) to indicate clearly which proposal that footnote is addressing. In addition, it is our understanding that to the extent that a shareholder's broker receives solicitation materials from Rubric, it may not exercise discretionary authority

Xperi Inc.

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on any matter to be voted on. Please revise to clarify the extent of broker's discretion with respect to all of the matters to be voted on.

Company Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised page 62 of the proxy statement to reflect that the footnote indicator for footnote (2) addresses proposal 2 regarding the ratification of the appointment of the Company’s independent registered public accounting firm for its fiscal year ending December 31, 2024. We also address the extent of broker’s discretion with respect to all of the matters to be voted on at the 2024 annual meeting of stockholders with the following disclosure on page 58 of the revised preliminary proxy statement, which states:

“If you are a beneficial owner and do not instruct your broker, bank, or other nominee how to vote your shares, the question of whether your broker or nominee will still be able to vote your shares depends on whether the NYSE deems the particular proposal to be a ‘routine’ matter. Brokers, banks, and other nominees can use their discretion to vote ‘uninstructed’ shares with respect to matters that are considered to be ‘routine,’ but not with respect to ‘non-routine’ matters.

Each of Proposal 1 and Proposals 3(a) and 3(b) is considered to be ‘non-routine’ under NYSE rules, meaning that your broker, bank, or nominee does not have discretion to vote your shares on such proposals in the absence of your voting instructions. These unvoted shares are counted as ‘broker non-votes.’ For Proposal 1, broker non-votes will not be counted as votes cast. For Proposals 3(a) and 3(b), broker non-votes will have the same effect as votes against the proposals.

Under NYSE rules, Proposal 2 is considered a ‘routine’ matter, to the extent your brokerage firm has not provided you Rubric’s proxy materials. This means that such brokerage firms may vote in their discretion on Proposal 2 on behalf of clients who have not been provided with Rubric’s proxy materials and have not furnished voting instructions by the date of the Annual Meeting.”

When are stockholder proposals and director nominations due for the next year’s annual meeting?, page 63

Staff Comment: 6. Please revise the first sentence in the last paragraph on this page to refer to this year's annual meeting, or advise.

Company Response: We acknowledge the Staff’s comment and advise the Staff that we have revised page 63 of the proxy statement to refer to the 2024 annual meeting of stockholders, which is defined as the “Annual Meeting”.

Form of Proxy, page 69

Staff Comment: 7. We note the language in your preliminary proxy card indicating that "the Company recommends you vote 'WITHHOLD'" for the two Rubric Capital nominees. Revise the disclosure in the section captioned "Proposal 1 - Election of Directors" beginning on page 40 to state that you recommend a "WITHHOLD" vote on the Rubric Capital nominees.

Xperi Inc.

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2190 Gold St

San Jose, CA 95002

T +1. 408.519.9100

Company Response: We acknowledge the Staff’s comment and respectfully advise the Staff that we have revised page 41 of the proxy statement to state that the Company recommends a “WITHHOLD” vote with respect to the Rubric Capital nominees.

If you require additional information or have any questions about this letter, please call me at (408) 321-6779.

Sincerely,

/s/ Robert Andersen

Robert Andersen

Chief Financial Officer

Xperi Inc.

cc (via email):	Jon E. Kirchner, Chief Executive Officer, Xperi Inc.
Joshua M. Dubofsky, Latham & Watkins LLP
Jenna B. Cooper, Latham & Watkins LLP

Xperi Inc.

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2190 Gold St

San Jose, CA 95002

T +1. 408.519.9100